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                              September 20, 2021

       John Fei Zeng
       Chief Financial Officer
       UP Fintech Holding Ltd
       18/F, Grandyvic Building, No. 1 Building
       No. 16 Taiyanggong Middle Road, Chaoyang District
       Beijing, 100020 PRC

                                                        Re: UP Fintech Holding
Ltd
                                                            20-F filed April
28, 2021
                                                            File No. 001-38833

       Dear Mr. Zeng:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 28, 2021

       Part I, page 5

   1. At the onset of Part I, please revise to disclose prominently that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
through contractual arrangements with a variable interest entity
                                                        (VIE) based in China
and that this structure involves unique risks to investors. Explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
value of your ADSs, including that it could cause the value of such securities to
significantly decline or become worthless. Provide a cross-reference to your detailed discussion of
risks facing the company and the offering as a result of this
 John Fei Zeng
FirstName
UP FintechLastNameJohn
            Holding Ltd Fei Zeng
Comapany 20,
September  NameUP
               2021 Fintech Holding Ltd
September
Page 2     20, 2021 Page 2
FirstName LastName
         structure.
2. At the onset of Part I, please review to provide prominent disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your
         Information of the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.
Item 3. Key Information, page 6

3. At the onset of Item 3, please revise to disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary
         a diagram of the company   s corporate structure, including who the
equity ownership
         interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the
         VIE   s operations and financial results into your financial
statements. Identify clearly the
         entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
4. At the onset of Item 3, please revise to disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of
 John Fei Zeng
FirstName
UP FintechLastNameJohn
            Holding Ltd Fei Zeng
Comapany 20,
September  NameUP
               2021 Fintech Holding Ltd
September
Page 3     20, 2021 Page 3
FirstName LastName
         your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Please revise to disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the
         VIE   s operations, and state affirmatively whether you have received all requisite
         permissions and whether any permissions have been denied.
6. Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise to provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
8. Please revise to disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Item 3.D. Risk Factors, page 6
 John Fei Zeng
UP Fintech Holding Ltd
September 20, 2021
Page 4
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lory Empie at 202-551-3714 or Michael Henderson at 202-551-3364
with any questions.



FirstName LastNameJohn Fei Zeng                                 Sincerely,
Comapany NameUP Fintech Holding Ltd
                                                                Division of
Corporation Finance
September 20, 2021 Page 4                                       Office of
Finance
FirstName LastName